CANNASYS, INC.

1350 17th Street, Suite 150

Denver, CO 80202

June 28, 2017

VIA EMAIL AND EDGAR

Mr. Matthew Derby

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re: CannaSys, Inc.

Registration Statement on Form S-1 (File No. 333-219010)

Dear Mr. Derby:

Pursuant to Rule 473 of the Securities Act of 1933, as amended, the following delaying amendment is hereby incorporated by reference into the front cover page of the above referenced Registration Statement on Form S-1:

 “THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.”

 Should you have any questions, please call or email the undersigned at (720) 420-1290 and Michael.Tew@cannasys.com or Terrell W. Smith of Kruse Landa Maycock & Ricks, LLC at (801) 5317090 and TSmith@klmrlaw.com.

Sincerely,

CANNASYS, INC.

By: /s/ Michael A. Tew

 Michael A. Tew

 Secretary, Chief Executive Officer,

 Chief Financial Officer, and

 Principal Accounting Officer